
08004265



HEALTHCARE
LIMITED

Exemption File Number ~~82-35730~~ 082-35730

Tuesday, 5 August 2008

SUPPL

Office of International Corporate Finance
Mail Stop 3 - 9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Sonic Healthcare Limited - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen

Sonic Healthcare Limited, a public company incorporated in Australia ("Sonic Healthcare"), hereby furnishes this letter, with exhibits hereto, to the Securities and Exchange Commission (the "Commission"), in order to maintain its exemption from Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act") afforded to foreign private issuers by Rule 2g3 - 2(b) thereunder.

Set forth on Schedule I attached hereto is a list furnished pursuant to Rule 12g3 - 2(b) (1) (iii) under the Exchange Act of the information that, during the month of July 2008, Sonic Healthcare Limited:

(i) has made public pursuant to the laws of Australia;

(ii) has filed with the Australian Stock Exchange and which was made public by the Australian Stock Exchange; or

(iii) has distributed to the holders of its securities.

Pursuant to Rule 12g3 - 2(b) (iii) under the Exchange Act, Sonic Healthcare is enclosing one copy of each of the documents listed on Schedule I.

This information is being furnished on behalf of Sonic Healthcare under paragraph (b) (iii) of Rule 12g3 - 2(b), with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that Sonic Healthcare is subject to the Exchange Act.

Yours faithfully

Paul Alexander
Company Secretary
Enclosures

SONIC HEALTHCARE LIMITED ABN 24 004 196 909 • 14 GIFFNOCK AVENUE • MACQUARIE PARK • NSW 2113 • AUSTRALIA
LOCKED BAG 145 • NORTH RYDE • NSW 1670 • TELEPHONE (02) 98 555 444 • FACSIMILE (02) 9878 5066

Schedule I

TABLE OF CONTENTS

NOTIFICATIONS TO THE AUSTRALIAN SECURITIES AND INVESTMENT COMMISSION	
DATE	**DOCUMENT**
07/30/07	484 – Change to company details Issue of shares

ANNOUNCEMENTS TO THE AUSTRALIAN STOCK EXCHANGE	
DATE	**ANNOUNCEMENT**
07/31/07	Announcement re additional debt facility
07/31/07	Notice re options granted
07/25/08	Notice re options granted and exercised



Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Section A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement.

Company details

Company name
SONIC HEALTHCARE LIMITED

Refer to guide for information about corporate key

ACN/ABN
004 196 909

Corporate key
18838388

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
KIRSTEN HANLY

ASIC registered agent number (if applicable)

Telephone number
(02) 9855 5334

Postal address
14 GIFFNOCK AVENUE, MACQUARIE PARK, NSW 2113

Total number of pages including this cover sheet
6

Please provide an estimate of the time taken to complete this form.
hrs 5 mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete

Name
PAUL ALEXANDER

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:

Australian Securities & Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information

Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

A1 Change of address

This section allows a new address to be applied to one or more purposes (eg registered office, principal place of business, company officeholder or member). You must copy and attach another Section A1 for each new address.

New address
A PO Box is only allowed for a member address

At the office of, C/- (if applicable)

Office, unit, level, or PO Box number (A PO Box is only allowed for a member address)

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Date of change
For members' address changes, use the date of change to the members' register

Date of change
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Apply address to
You can apply the new address to one or more of the following - registered office, principal place of business, etc).

☐ **Registered office address**

If the registered office has changed, does the company occupy the premises?

Registered office address
A change to the registered office address takes effect either 7 days after lodgement of the notice or a later date specified in the notice.

☐ yes
☐ no

if no, name of occupier?

☐ Occupier's consent (Select box to indicate the statement below is correct)
The occupier of the premises has consented in writing to the use of the specified address as the address of the registered office of the company and has not withdrawn that consent.

☐ **Principal place of business address**
☐ **Company officeholder's residential address**

1 Family name — Given names

Date of birth
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Place of birth (town/city) (state/country)

2 Family name — Given names

Date of birth
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Place of birth (town/city) (state/country)

☐ **Member's address**

Member's address
If there are more than 20 members in a share class, only address changes for the top 20 need be notified

1 Family name — Given names

2 Family name — Given names

When a member is a company, not a person
Company name (only if a member)
1

ACN/ARBN/ABN

Country of incorporation (if not Australia)

A2 Change of name - officeholders or members

Use this section if an officeholder or member has changed their name.

☐ Director ☐ Alternate director
☐ Secretary ☐ Member ______

Member's name
If there are more than 20 members in a share class, only name changes for the top 20 need be notified. Date and place of birth are not required for members.

Personal name change
(eg change by deed poll, marriage.
To register a new officeholder go to B1)

Their previous name was (Provide full given names, not initials)

Family name ______ Given names ______

Date of birth
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Place of birth (town/city) ______ (state/country) ______

Their new name is (Provide full given names, not initials)

Family name ______ Given names ______

Date of change

Date of change
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Organisation name change (member only)
When a member is a company, not a person, and the company has changed its name

The previous organisation name was ______

The new organisation name is ______

ACN/ARBN/ABN ______

Date of change

Date of change
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

A3 **Change - ultimate holding company**

Use this section if there is a change to the ultimate holding company.

The change is

☐ **There is a new ultimate holding company**

Company name ______

ACN/ARBN/ABN ______ **OR** Country of incorporation (if not Australia) ______

☐ **The ultimate holding company has ceased operation as the ultimate holding company**

Company name ______

ACN/ARBN/ABN ______ **OR** Country of incorporation (if not Australia) ______

☐ **The ultimate holding company has changed its name** (date of change not required)

New name ______

ACN/ARBN/ABN ______ **OR** Country of incorporation (if not Australia) ______

Date of change
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

B1 **Cease company officeholder**

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details separately for each ceased officeholder.

Role of ceased officeholder
(Select one or more boxes)

☐ Director

☐ Secretary

☐ Alternate director —— Person alternate for

Date officeholder ceased

Date of change
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Name

The name of the ceased officeholder is

Family name

Given names

Date of birth
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Place of birth (town/city) (state/country)

B1 Continued... **Cease another company officeholder**

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details separately for each ceased officeholder.

Role of ceased officeholder
(Select one or more boxes)

☐ Director

☐ Secretary

☐ Alternate director —— Person alternate for

Date officeholder ceased

Date of change
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Name

The name of the ceased officeholder is

Family name

Given names

Date of birth
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Place of birth (town/city) (state/country)

B2 Appoint company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officeholder
Select one or more boxes

☐ Director
☐ Secretary
☐ Alternate director

Date of appointment

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Name

The name of the appointed officeholder is (Provide full given names, not initials)

Family name ______ Given names ______

Date of Birth
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Place of birth (town/city) ______ (state/country) ______

Former name
Eg change by deed poll, marriage

Their previous name was (Provide full given names, not initials)

Family name ______ Given names ______

Residential address

The residential address of the appointed officeholder is

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

If an 'Alternate Director', for whom
Note: Where an Alternate director is appointed, please attach the terms of appointment to this change form. (Refer to the guide for annexure requirements)

The appointed 'Alternate director' is alternate for (person alternate for)

Family name ______ Given names ______

Expiry date (if applicable)
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

☐ Alternate director terms of appointment attached

B2 Continued... **Appoint another company officeholder**

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officeholder
Select one or more boxes

- [ ] Director
- [ ] Secretary
- [ ] Alternate director

Date of appointment

Date of appointment
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Name

The name of the appointed officeholder is (Provide full given names, not initials)
Family name Given names

Date of birth
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Place of birth (town/city) (state/country)

Former name
Eg change by deed poll, marriage

Their previous name was (Provide full given names, not initials)
Family name Given names

Residential address

The residential address of the appointed officeholder is
Street number and Street name

Suburb/City State/Territory

Postcode Country (if not Australia)

If an 'Alternate Director', for whom
Note: Where an Alternate director is appointed, please attach the terms of appointment to this change form. (Refer to the guide for annexure requirements)

The appointed 'Alternate director' is alternate for (person alternate for)

Family name Given names

Expiry date (if applicable)
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

- [ ] Alternate director terms of appointment attached

B3 Special purpose company

Use this section to notify if the company has commenced or ceased status as one of the special purpose company designations below.
Note: If you indicate that your company has commenced status as one of the special purpose company designations listed below, ASIC will send a declaration for you to complete and return. Special purpose company designations are defined under Regulation 3 of the Corporations (Review Fees) Regulations 2003.

The change is

Commence
- [ ] Home unit company
- [ ] Superannuation trustee company
- [ ] For charitable purposes only

- [ ] Cease

For new registrations, use the date of registration as the 'date of change'

Date of change
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Section C **completion guide**

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares, just the share class code.
If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
☐ **Issue of shares** Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
☐ **Cancellation of shares** Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
☐ **Transfer of shares** Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
☐ **Changes to amounts paid** Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
☐ **Changes to beneficial ownership** Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.
To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason the shares have been cancelled (select one or more boxes)

Redeemable preference shares - **S.254J**

☐ Redeemed out of profits

☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction - **S.256A - S.256E**

☐ Single shareholder company

☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back - **ss.257H(3)**

☐ Minimum holding buy-back by listed company

☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and not more than 1 year before the share buy-back can take place

☐ Forfeited shares - **S.258D**

Shares returned to a public company - **ss.258E(2) & (3)**

☐ Under section 651C, 724(2), 737 or 738

☐ Under section 1325A (court order)

☐ **Other**

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	22,500	$9.56	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes** if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No** if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☒ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s 178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned.

The changes apply to

Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change

Please indicate the earliest date that any of the following changes occurred

Date of change

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register

(New members only)

Date of entry

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Continued... **Further changes to the register of members**

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s 178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned.

The changes apply to

Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change

Please indicate the earliest date that any of the following changes occurred

Date of change

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register

(New members only)

Date of entry

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]


SONIC
HEALTHCARE
LIMITED

31 July 2008

**SONIC HEALTHCARE ESTABLISHES
ADDITIONAL DEBT FACILITY**

Sonic Healthcare Limited (SHL.AX) is pleased to announce the establishment of a new A$160 Million 3 year term debt facility with Commonwealth Bank of Australia and Westpac Banking Corporation.

The new facility provides additional "headroom" for expansion on top of Sonic's existing bank debt facilities.

Dr Colin Goldschmidt, Sonic's CEO and Managing Director said:

"We are very pleased with this additional support from members of our existing bank group, which has enabled us to re-establish our headroom after recently announced acquisitions. To have such significant facilities available from a group of just seven banks is testimony to the strength of our banking relationships and the confidence our banks have in Sonic."

The new facility can be drawn in USD or Euro, and will incur margins that are ~25 bps higher than the funds raised by Sonic in late 2007.

For further information contact:

Dr. Colin Goldschmidt
CEO and Managing Director

Telephone +61 2 9855 5333
Facsimile: +61 2 9878 5066
Email: colgold@msn.com.au

or

Chris Wilks
Finance Director

Telephone: +61 2 9855 5404
Facsimile: +61 2 9878 5066
Email: cdwilks@bigpond.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

SONIC HEALTHCARE LIMITED

ABN

24 004 196 909

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options over Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	200,000 Ordinary Shares to be issued on the exercise of Options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Exercise Price of Options is $13.65 50% will vest 30 months after the grant date. 25% will vest 42 months after the grant date. 25% will vest 54 months after the grant date. All options will expire 58 months after the grant date.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Nil purchase price, exercise price of $13.65 per Option
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Incentive arrangements in connection with recent offshore acquisitions.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	31 July 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	333,524,781	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		Options Expiring on:
		87,000	19.12.2008 @ $7.57
		3,000,000	31.08.2009 @ $6.75
		1,540,000	26.11.2009 @ $7.50
		205,000	23.07.2009 @ $9.56
		10,000	23.07.2009 @ $9.51
		1,540,000	22.08.2010 @ $7.50
		40,000	24.05.2011 @ $12.69
		1,540,000	22.08.2011 @ $7.50
		1,200,000	15.09.2011 @ $13.10
		1,400,000	30.09.2011 @ $13.10
		300,000	30.09.2012 @ $13.10
		300,000	30.09.2013 @ $13.10
		1,000,000	30.09.2012 @ $13.00 or, where the closing market share price for Sonic's shares on 30 May 2012 is less than $15.00, $2.00 less than the closing price on that day.
		500,000	13.06.2012 @ $13.00
		1,540,000	24.08.2012 @ $7.50
		1,000,000	03.08.2012 @ $14.16
		500,000	25.05.2013 @ $13.30
		200,000	31.05.2013 @ $13.65

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 31 July 2008
Company secretary

Print name: ...Paul Alexander..

== == == == ==

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

SONIC HEALTHCARE LIMITED

ABN

24 004 196 909

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares Options over Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	22,500 Ordinary Shares 500,000 Ordinary Shares to be issued on the exercise of Options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares Option terms as per Sonic Healthcare's announcement on 2 June 2008

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	22,500 @ $9.56 Nil purchase, exercise price of $13.30 per Option
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of Options To satisfy obligations incurred by Sonic Healthcare on the acquisition of the Labor 28 business pursuant to agreements with the seller of that business.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	25 July 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	333,524,781	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		Options Expiring on:
		87,000	19.12.2008 @ $7.57
		3,000,000	31.08.2009 @ $6.75
		1,540,000	26.11.2009 @ $7.50
		205,000	23.07.2009 @ $9.56
		10,000	23.07.2009 @ $9.51
		1,540,000	22.08.2010 @ $7.50
		40,000	24.05.2011 @ $12.69
		1,540,000	22.08.2011 @ $7.50
		1,200,000	15.09.2011 @ $13.10
		1,400,000	30.09.2011 @ $13.10
		300,000	30.09.2012 @ $13.10
		300,000	30.09.2013 @ $13.10
		1,000,000	30.09.2012 @ $13.00 or, where the closing market share price for Sonic's shares on 30 May 2012 is less than $15.00, $2.00 less than the closing price on that day.
		500,000	13.06.2012 @ $13.00
		1,540,000	24.08.2012 @ $7.50
		1,000,000	03.08.2012 @ $14.16
		500,000	25.05.2013 @ $13.30

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	*Is the issue renounceable or non-renounceable?*	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 25 July 2008
Company secretary

Print name: ...Paul Alexander...

== == == == ==


END